UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

2 Ha-Tidhar Street

Ra’anana 4366504, Israel

+972-58-7531153
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 31, 2026, NeuroSense Therapeutics Ltd. (the “Company”) entered into Amendment No. 1 (the “Amendment”) to its Capital on Demand™ Sales Agreement, dated August 16, 2024 (the “Sales Agreement”), with JonesTrading Institutional Services LLC, as sales agent.

The Amendment updates the Sales Agreement to replace references to the Company’s prior registration statement on Form F-3 (File No. 333-269306) with references to the Company’s registration statement on Form F-3 (File No. 333-293060), which was declared effective by the Securities and Exchange Commission on July 31, 2026, pursuant to which, and the related prospectus supplement dated July 31, 2026, the Company may offer and sell ordinary shares having an aggregate offering price of up to $3,789,822 under the Sales Agreement.

As of July 31, 2026, the Company had sold an aggregate of 6,762,825 ordinary shares under the Sales Agreement for net proceeds of approximately $6.7 million.

Except as amended by the Amendment, the Sales Agreement remains in full force and effect.

The foregoing descriptions of the Amendment and the Sales Agreement are not complete and are qualified in their entirety by reference to (i) the full text of the Amendment, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and (ii) the full text of the Sales Agreement, a copy of which was filed as Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on August 16, 2024, each of which is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Securities discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Report on Form 6-K (including the exhibit attached hereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-260338, 333-283656, 333-284051, 333-291122 and 333-293060) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1	Form of Amendment No. 1 to the Capital on DemandTM Sales Agreement, dated July 31, 2026, between NeuroSense Therapeutics Ltd. and JonesTrading Institutional Services LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: July 31, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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